UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT
TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934
For the month of: April, 2008
Commission File Number: 000-50393
NEUROCHEM INC.
275 Armand-Frappier Boulevard
Laval, Québec
H7V 4A7
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40 F.
Form 20-F ☐     Form 40-F ☑
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Yes ☐     No ☑
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Yes ☐     No ☑
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g-3 under the Securities Exchange Act of 1934.
Yes ☐ No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

SIGNATURES:
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NEUROCHEM INC.
April 11, 2008

By:	/s/ David Skinner
David Skinner, Vice-President
General Counsel and Corporate Secretary

Neurochem Inc.
275 Armand-Frappier Blvd.
Laval, Quebec, Canada H7V 4A7

For further information, please contact:

Lise Hébert, PhD Vice President, Corporate Communications	Tel: 450-680-4572 lhebert@neurochem.com
NEUROCHEM ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS
Neurochem will host a live Web conference on Tuesday, April 15, 2008, at 10:00 AM ET
LAVAL, Quebec, April 11, 2008 — Dr. Francesco Bellini, Chairman, President and Chief Executive Officer of Neurochem Inc. (NASDAQ: NRMX; TSX: NRM), as well as members of senior management, cordially invite you to attend the Company’s Annual and Special Meeting of shareholders on Tuesday, April 15, 2008. The meeting will take place at 10:00 A.M. ET, in the Maxwell-Cummings Auditorium of the Michal and Renata Hornstein Pavilion of the Montreal Museum of Fine Arts, located at 1379 Sherbrooke Street West, Montreal, Quebec.
Following the Company’s presentation, attendees will have the opportunity to interact with management through a question and answer period.
Live Web Cast
Neurochem’s Annual and Special Meeting will be webcast live at 10:00 A.M. ET, on Tuesday, April 15, 2008. The live Web Cast (audio and visual) will be available on the Company’s Web site at www.neurochem.com. The telephone numbers to access the audio portion of the meeting only are 514-861-0916 or 1-866-303-7746.
A replay of the Web Cast (audio and visual) will be available three hours following the conclusion of the presentation, and this until April 22, 2008. The telephone numbers to access the audio replay are 514-861-2272 or 1-800-408-3053, passcode 3257716#.
Please note that the dial-in numbers and Web Cast will not allow participants to ask questions. Please dial-in or access Neurochem’s Web site approximately 15 minutes prior to the beginning of the presentation.
About Neurochem
Neurochem Inc. is a global health company focused on the research, development and commercialization of products to provide innovative health solutions to address critical unmet medical needs.

To Contact Neurochem
For additional information on Neurochem and its programs, please call the North American toll-free number 1-877-680-4500 or visit the Company’s Web site at www.neurochem.com.
Certain statements contained in this news release, other than statements of fact that are independently verifiable at the date hereof, may constitute forward-looking statements. Such statements, based as they are on the current expectations of management, inherently involve numerous risks and uncertainties, known and unknown, many of which are beyond Neurochem Inc.’s control. Such risks include but are not limited to: the impact of general economic conditions, general conditions in the pharmaceutical and/or nutraceutical industry, changes in the regulatory environment in the jurisdictions in which the Neurochem group does business, stock market volatility, fluctuations in costs, and changes to the competitive environment due to consolidation, that actual results may vary once the final and quality-controlled verification of data and analyses has been completed, as well as other risks disclosed in public filings of Neurochem Inc. Consequently, actual future results may differ materially from the anticipated results expressed in the forward-looking statements. The reader should not place undue reliance, if any, on any forward-looking statements included in this news release. These statements speak only as of the date made and Neurochem Inc. is under no obligation and disavows any intention to update or revise such statements as a result of any event, circumstances or otherwise, unless required by applicable legislation or regulation. Please see the Annual Information Form of Neurochem Inc. for further risk factors that might affect the Neurochem group and its business.